

January 5, 2010

James N. Hauslein
Chairman and Chief Executive Officer
Atlas Acquisition Holding Corp.
c/o Hauslein & Company, Inc.
11450 SE Dixie Highway, Suite 106
Hobe Sound, FL 33455

> **Re: Atlas Acquisition Holdings Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-33927**
> **Filed January 4, 2010**

Dear Mr. Hauslein:

We have reviewed your revised preliminary proxy statement and response letter filed January 4, 2010 and have the following comments. Please revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Actions that May Be Taken to Secure Approval of Our Stockholders, page 17</u>

1. We note the revised disclosure that you, Select Staffing or your respective affiliates may enter into agreements to purchase Public Shares from holders who have indicated their intention to vote against the Extension Proposal or the Trust Amendment Proposal. Please further revise your disclosure to indicate, if true, that funds from the trust account would be used to make such purchases and such purchases could reduce the funds available to the combined company after the proposed merger transaction. Please also revise your disclosure on page seven of

your proxy statement, if applicable, to disclose that your initial public offering prospectus did not contemplate the use of funds in your trust account for such purchases.

Certain Interests of Related Parties in the Trust Amendment Proposal, page 28

2. It appears that, in the second bullet point, you calculated the market value of the warrants held by your directors, officers and their respective affiliates based upon the 1,100,000 warrants they purchased in the public market rather than on the total of 6,900,000 warrants held by these persons. Please advise or revise.

* * * *

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Sincerely,
/s Kathleen Krebs, for

Larry Spirgel
Assistant Director

Cc: Brian H. Blaney, Esq.
    Via facsimile to (602) 445-8603